Exhibit (a)(1)(E)

AXS-ONE INC.

301 Route 17 North

Rutherford, New Jersey 07070

Phone: (201) 935-3400

Fax: (201) 935-5431

[date of letter]

TO EMPLOYEES TENDERING OPTIONS TO PURCHASE AXS-ONE INC. COMMON STOCK:

This letter provides the results of our offer to exchange all outstanding options to purchase common stock under our 1995 Stock Option Plan, 1998 Stock Option Plan and 2005 Stock Incentive Plan for new options under our 1998 Stock Option Plan and 2005 Stock Incentive Plan. The offer expired at 5:00 p.m., New York time, on March 3, 2008. On March 4, 2008, pursuant to the terms and conditions of the offer, we accepted for exchange options tendered for a total of __________ shares of common stock and canceled all such options.

We have accepted for exchange and canceled the options tendered by you that were exercisable for the number of option shares as set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the offer and depending on the plan under which your original options were granted, you will have the right to receive a new option under either the 1998 Stock Option Plan or the 2005 Stock Incentive Plan for the number of shares of common stock that is equal to one-half of the number of shares subject to the options tendered by you and accepted for exchange, as adjusted for any stock splits, stock dividends and similar events.

The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the closing price per share of our common stock on the OTC Bulletin Board on the date of grant. Your new options were issued with an exercise price of $_______ per share.

Each new option that is received in exchange for tendered options will be subject to a new vesting schedule such that such new options will vest at the rate of one-half of the total shares underlying the option on the one-year and the two-year anniversaries of the date of grant.

In accordance with the terms of the offer to exchange, we have granted you the new options on or about March 5, 2008. As described in the offer to exchange, we will enter into a new option agreement with you.

If you have any questions about your rights in connection with the grant of a new option, please call the undersigned or Joseph Dwyer at (201) 935-3400.

Sincerely,

William P. Lyons

Chairman of the Board and Chief Executive Officer

Enclosures

Attachment

Attachment A

Optionee Name

Grant Date of Tendered Option	Exercise Price	Shares Under Tendered Option